Filed by Viasystems Group, Inc.
Commission File No. 001-15755
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Viasystems Group, Inc.
Commission File No. 001-15755
Date: November 10, 2014

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of report (Date of earliest event reported): November 10, 2014

VIASYSTEMS GROUP, INC.

(Exact Name Of Registrant As Specified In Charter)

Delaware	001-15755	75-2668620
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

101 South Hanley Road

St. Louis, MO 63105

(Address of Principal Executive Offices) (Zip Code)

Registrant’s telephone number, including area code: (314) 727-2087

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02.	Results of Operations and Financial Condition.

On November 10, 2014, Viasystems Group, Inc. (the “Company”) issued a press release announcing the Company’s third quarter 2014 results, a copy which is attached as an exhibit hereto.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

The following exhibit is furnished pursuant to Item 2.02 hereof, and the information contained in this report and such exhibit shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly stated therein.

Exhibit Number	Description

99.1	Press Release issued by the Company on November 10, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VIASYSTEMS GROUP, INC.

By:	/s/ Christopher R. Isaak
Christopher R. Isaak
Vice President, Corporate Controller and Chief
Accounting Officer

Date: November 10, 2014

INDEX TO EXHIBITS

Exhibit Number	Description

99.1	Press Release issued by Viasystems Group, Inc. on November 10, 2014.

Exhibit 99.1

NEWS COPY

FOR IMMEDIATE RELEASE

VIASYSTEMS ANNOUNCES THIRD QUARTER 2014 RESULTS

ST. LOUIS, November 10, 2014 — Viasystems Group, Inc. (NASDAQ:VIAS), a leading provider of complex multi-layer printed circuit boards and electro-mechanical solutions, today announced results for the third quarter ended September 30, 2014.

Highlights

•	Net sales were $299.3 million in the quarter ended September 30, 2014, a year-over-year decrease of (3.2)%, and a sequential decrease from the immediately preceding quarter of (0.6)%.

•	Operating loss in the quarter ended September 30, 2014, was ($1.1) million, or (0.4)% of net sales, after special charges of (i) approximately $5.0 million for costs incurred in connection with the previously-announced proposed merger with TTM Technologies, Inc. (“TTM”), and (ii) approximately $6.8 million for restructuring costs and fixed asset impairments in connection with a rationalization of the scope of operations in the company’s Juarez factory, of which $6.1 million was a non-cash impairment charge.

•	Adjusted EBITDA in the quarter ended September 30, 2014, was $35.9 million, or 12.0% of net sales, compared with $32.9 million, or 10.6% of net sales, in the quarter ended September 30, 2013, and compared with $35.2 million, or 11.7% of net sales, in the immediately preceding quarter.

•	U.S. GAAP loss per basic and diluted share was $(0.82) for the quarter ended September 30, 2014, on approximately 20 million average shares outstanding.

•	Adjusted EPS was a loss of $(0.06) for the quarter ended September 30, 2014, excluding certain non-cash and special income and expense items. Adjusted EPS for the quarter ended September 30, 2013, was a loss of $(0.19), and for the quarter ended June 30, 2014, was $0.00.

“The biggest news during the third quarter was the announcement of our proposed merger into TTM,” noted David M. Sindelar, chief executive officer of Viasystems. “Since the time of that announcement, we have coordinated with TTM regarding preparation of the various filings to obtain the governmental and other regulatory approvals required for the proposed merger. Beyond the work on such filings, both Viasystems and TTM have continued to operate as independent companies.”

“Regarding Viasystems’ operating activities in the third quarter,” continued Mr. Sindelar, “we had to overcome several challenges, including a temporary work stoppage by employees in our largest factory in China, a sudden downturn of demand for products assembled in our Juarez, Mexico factory, and a temporary disruption in the supply chain for certain raw materials used to produce our printed circuit boards. While I believe we have already taken all the actions needed to resolve these issues, each of these challenges had adverse impacts on our net sales and our earnings during the quarter. The adverse earnings impact from these operating challenges was essentially offset by a court-awarded judgment in our favor from one of the former suppliers of raw materials for our Assembly segment.”

Financial Results

The company reported net sales of $299.3 million for the three months ended September 30, 2014. The year-over-year decrease of (3.2)% was primarily related to reduced demand from customers in the company’s industrial & instrumentation, telecommunications, and computer and datacommunications end markets, in part offset by improved demand from automotive, and military and aerospace customers. The sequential decrease of (0.6)% was primarily the result of reduced demand from customers in the company’s automotive, telecommunications, and military & aerospace end markets. The company also attributes the sequential decline in part to a temporary work stoppage by employees of the company’s largest factory in China, and a temporary disruption in the supply chain for certain materials used in the production of printed circuit boards.

Cost of goods sold (excluding items shown separately in the statement of operations) as a percent of net sales was 80.2% for the quarter ended September 30, 2014, compared to 82.1% in the corresponding quarter a year ago, and compared to 80.5% in the immediately preceding quarter ended June 30, 2014. The primary contributor to the sequential improvement was an approximate $3.6 million court-awarded judgment in favor of the company against a supplier, essentially offset by production inefficiencies from (i) a temporary work stoppage by employees of the company’s largest factory in China, and (ii) a temporary disruption in the supply chain for certain materials used in the production of printed circuit boards.

Operating loss was $(1.1) million, or (0.4)% of net sales, in the three months ended September 30, 2014, compared with operating income of $6.4 million, or 2.1% of net sales, for the third quarter of 2013, and compared with operating income of $9.6 million, or 3.2% of net sales, for the three months ended June 30, 2014. Operating loss for the quarter ended September 30, 2014 was adversely impacted by special charges of (i) approximately $5.0 million for costs incurred in connection with the previously-announced proposed merger with TTM, and (ii) approximately $6.8 million for restructuring costs and fixed asset impairments in connection with a rationalization of the scope of operations in the company’s Juarez factory, of which $6.1 million was a non-cash impairment charge.

Adjusted EBITDA, on a non-GAAP basis, was $35.9 million, or 12.0% of net sales, for the three months ended September 30, 2014, compared with $32.9 million, or 10.6% of net sales, for the third quarter of 2013, and compared with $35.2 million, or 11.7% of net sales, for the three months ended June 30, 2014. A reconciliation of operating income to Adjusted EBITDA is provided at the end of this news release.

For the three months ended September 30, 2014, net loss was $(16.4) million, of which $(16.6) million was attributable to common stockholders, and resulted in $(0.82) of loss per basic and diluted share. Adjusted EPS, on a non-GAAP basis, for the three months ended September 30, 2014, was a loss of $(0.06). A reconciliation of GAAP diluted earnings per share to Adjusted EPS is provided at the end of this news release.

In October 2014, the company concluded negotiations regarding its insurance claims for damages incurred during and after the 2012 fire incident in the company’s Guangzhou, China factory. On October 31, 2014, the company accepted a final insurance claim settlement offer of RMB162.6 million (approx. US$26.6 million), which together with previous interim settlement proceeds, increased the total claim proceeds value to RMB202.7 million (approx. US$33.1 million).

Segment Information

Net sales and operating income in the company’s Printed Circuit Boards segment for the third quarter of 2014 were $256.5 million and $7.3 million, respectively, compared with Printed Circuit Boards segment net sales and operating income of $256.8 million and $5.7 million, respectively, for the third quarter of 2013, and compared with Printed Circuit Boards segment net sales and operating income of $262.3 million and $12.8 million, respectively, for the quarter ended June 30, 2014. Sequentially, demand improved in the computer and datacommunications end market but declined in each of the company’s other end markets.

Net sales and operating loss in the company’s Assembly segment for the third quarter of 2014 were $42.8 million and $(3.3) million, respectively, compared with Assembly segment net sales and operating income of $52.4 million and $0.8 million, respectively, for the third quarter of 2013 and compared with Assembly segment net sales and operating loss of $38.6 million and $(3.1) million, respectively, for the quarter ended June 30, 2014. Sequentially, increased demand in the industrial & instrumentation, computer and datacommunications, and military and aerospace end markets were partially offset by decreased demand in the automotive and telecommunications end markets.

Cash and Working Capital

Cash and cash equivalents at September 30, 2014 were $75.0 million, compared with $54.7 million at December 31, 2013. Cash provided by operating activities during the nine months ended September 30, 2014, was $1.6 million. The company’s cash cycle metric of 52.6 days at September 30, 2014 was longer than the company’s typical metric primarily as a result of (i) an increasing mix of sales to customers with longer payment terms and (ii) increased inventories purchased and manufactured to support higher demand from automotive and telecommunications customers. During the nine months ended September 30, 2014, the company used approximately $24.8 million cash for interest payments and used a net of approximately $10.2 million cash for payment of income taxes.

During the nine months ended September 30, 2014, the company used a net of approximately $39.7 million cash for investing activities. Capital expenditures during the nine months ended September 30, 2014, were $44.8 million, of which $17.1 million were incurred during the most recent quarter. During the nine months ended September 30, 2014, approximately $9.3 million of capital expenditures were incurred in connection with capacity expansion and other special projects, of which approximately $4.3 million was incurred during the most recent quarter.

During the nine months ended September 30, 2014, financing activities provided a net of approximately $58.3 million cash, including approximately $62.2 million cash provided by net borrowings, approximately $(3.4) million cash used to pay financing fees, and approximately $(0.5) million cash used for withholding taxes related to net share settlements of vested stock compensation.

Use of Non-GAAP Financial Measures

In addition to the condensed consolidated financial statements presented in accordance with U.S. GAAP, management uses certain non-GAAP financial measures, including “Adjusted EBITDA” and “Adjusted EPS”.

Adjusted EBITDA is not a recognized financial measure under U.S. GAAP, and does not purport to be an alternative to operating income or an indicator of operating performance. Adjusted EBITDA is presented to enhance an understanding of operating results and is not intended to represent cash flows or results of operations. The Board of Directors, lenders and management use Adjusted EBITDA primarily as an additional measure of operating performance for matters including executive compensation and competitor comparisons. The use of this non-GAAP measure provides an indication of the company’s ability to service debt, and management considers it an appropriate measure to use because of the company’s leveraged position.

Adjusted EBITDA has certain material limitations, primarily due to the exclusion of certain amounts that are material to the company’s consolidated results of operations, such as interest expense, income tax expense, and depreciation and amortization. In addition, Adjusted EBITDA may differ from the Adjusted EBITDA calculations reported by other companies in the industry, limiting its usefulness as a comparative measure.

The company uses Adjusted EBITDA to provide meaningful supplemental information regarding operating performance and profitability by excluding from Adjusted EBITDA certain items that the company believes are not indicative of its ongoing operating results or will not impact future operating cash flows, which include restructuring and impairment charges, loss on early extinguishment of debt, stock compensation, costs associated with acquisitions and equity registrations, and other, net.

Adjusted EPS is not a recognized financial measure under U.S. GAAP, does not purport to be an indicator of the company’s financial performance, and might not be consistent with measures used by other companies. The company’s management believes this supplemental measure is useful in understanding underlying trends of the business and analyzing the effects of certain events that are infrequent or unusual for the company.

Adjusted EPS has certain material limitations, primarily due to the exclusion of certain amounts from earnings that are material to the company’s consolidated results of operations, such as costs associated with acquisitions and equity registrations, restructuring and impairment charges, certain interest and other expenses, and certain adjustments to net income to arrive at net income available to common stockholders. As a result, Adjusted EPS differs materially from the earnings per share calculations reported by other companies in the industry, limiting its usefulness as a comparative measure.

No Offer or Solicitation

The information in this communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

On October 23, 2014, TTM filed a registration statement on Form S-4 with the SEC, which included a prospectus with respect to TTM’s shares of common stock to be issued in the proposed merger and a proxy statement of Viasystems in connection with the proposed merger between TTM and Viasystems (the “Proxy Statement/Prospectus”). The Proxy Statement/Prospectus became effective on November 7, 2014 and will be sent or given to Viasystems’ stockholders and will contain important information about the proposed merger and related matters. VIASYSTEMS SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The Proxy Statement/Prospectus

and other relevant materials (when they become available) and any other documents filed by TTM or Viasystems with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, security holders will be able to obtain free copies of the Proxy Statement/Prospectus from TTM or Viasystems by contacting either (1) Investor Relations by mail at TTM Technologies, Inc., 1665 Scenic Avenue, Suite 250, Costa Mesa, CA 92626, Attn: Investor Relations Department, by telephone at 714-327-3000, or by going to TTM’s Investor Relations page on its corporate website at www.ttmtech.com or (2) Investor Relations by mail at Viasystems Group, Inc., 101 South Hanley Road, Suite 1800, St. Louis, MO 63105, Attn: Investor Relations Department, by telephone at 314-727-2087, or by going to Viasystems’ Investor Info page on its corporate website at www.viasystems.com.

Participants in the Solicitation

TTM and Viasystems and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Viasystems’ stockholders in connection with the proposed merger and may have direct or indirect interests in the proposed merger. Information about TTM’s directors and executive officers is set forth in TTM’s Proxy Statement on Schedule 14A for its 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 14, 2014, and its Annual Report on Form 10-K for the fiscal year ended December 30, 2013, which was filed with the SEC on February 21, 2014. These documents are available free of charge at the SEC’s website at www.sec.gov, and from TTM by contacting Investor Relations by mail at TTM Technologies, Inc., 1665 Scenic Avenue, Suite 250, Costa Mesa, CA 92626, Attn: Investor Relations Department, by telephone at 714-327-3000, or by going to TTM’s Investor Relations page on its corporate website at www.ttmtech.com. Information about Viasystems’ directors and executive officers is set forth in Viasystems’ Proxy Statement on Schedule 14A for its 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 14, 2014, and its Annual Report on Form 10-K for the fiscal year ended December 31, 2013, which was filed with the SEC on February 14, 2014. These documents are available free of charge at the SEC’s website at www.sec.gov, and from Viasystems by contacting Investor Relations by mail at Viasystems Group, Inc., 101 South Hanley Road, Suite 1800, St. Louis, MO 63105, Attn: Investor Relations Department, by telephone at 314-727-2087, or by going to Viasystems’ Investor Info page on its corporate website at www.viasystems.com. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed merger will be included in the Proxy Statement/Prospectus that TTM will file with the SEC.

Forward Looking Statements

Certain statements in this communication constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are made on the basis of the current beliefs, expectations and assumptions of the management of Viasystems regarding future events and are subject to significant risks and uncertainty. Statements regarding our expected performance in the future are forward-looking statements. Investors are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date they are made. Viasystems undertakes no obligation to update or revise these statements, whether as a result of new information, future events or otherwise, except to the extent required by law. Actual results may differ materially from those expressed or implied. Such differences may result from a variety of factors, including but not limited to: legal or regulatory proceedings; the ability of Viasystems to successfully complete the proposed merger with TTM; any actions taken by the company, including but not limited to, restructuring or strategic initiatives (including capital investments or asset acquisitions or dispositions); or developments beyond the company’s control, including but not limited to, changes in domestic or global economic conditions, competitive conditions and consumer preferences, adverse weather conditions or natural disasters, health concerns, international, political or military developments and technological developments. Additional factors that may cause results to differ materially from those described in the forward-looking statements are set forth under the heading “Item 1A. Risk Factors,” in the Annual Report on Form 10-K filed by Viasystems with the SEC on February 14, 2014, and in Viasystems’ other filings made from time to time with the SEC and available at the SEC’s website, www.sec.gov.

About Viasystems

Viasystems Group, Inc. is a technology leader and a worldwide provider of complex multi-layer printed circuit boards (PCBs) and electro-mechanical solutions (E-M Solutions). Its PCBs serve as the “electronic backbone” of almost all electronic equipment, and its E-M Solutions products and services include integration of PCBs and other components into finished or semi-finished electronic equipment, for which it also provides custom and standard metal enclosures, cabinets, racks and sub-racks, backplanes and busbars. Viasystems’ approximately 14,300 employees around the world serve over 1,000 customers in the automotive, industrial & instrumentation, computer and datacommunications, telecommunications, and military and aerospace end markets. For additional information about Viasystems, please visit the company’s website at www.viasystems.com.

Contacts

Kelly Wetzler

SVP Corporate Development

314-746-2217

kelly.wetzler@viasystems.com

Erica Mannion

Investor Relations

Sapphire Investor Relations, LLC

415-471-2703

emannion@sapphireir.com

VIASYSTEMS GROUP, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(dollars in thousands, except per share amounts)

(Unaudited)

	Three Months Ended
	September 30, 2014	June 30, 2014	September 30, 2013
Net sales	$299,252	$300,929	$309,172
Operating expenses:
Cost of goods sold, exclusive of items shown separately	239,883	242,245	253,737
Selling, general and administrative	30,051	25,442	25,192
Depreciation	22,137	21,868	21,857
Amortization	1,453	1,656	1,680
Restructuring and impairment	6,794	68	347

Operating (loss) income	(1,066)	9,650	6,359
Other expense (income):
Interest expense, net	12,149	11,848	11,159
Amortization of deferred financing costs	763	734	725
Other, net	(620)	(1,364)	975

Loss before income taxes	(13,358)	(1,568)	(6,500)
Income taxes	3,001	2,052	2,532

Net loss	$(16,359)	$(3,620)	$(9,032)

Less:
Net income attributable to noncontrolling interest	205	239	121

Net loss attributable to common stockholders	$(16,564)	$(3,859)	$(9,153)

Basic loss per share	$(0.82)	$(0.19)	$(0.45)

Diluted loss per share	$(0.82)	$(0.19)	$(0.45)

Basic weighted average shares outstanding	20,290,384	20,289,645	20,171,083

Diluted weighted average shares outstanding	20,290,384	20,289,645	20,171,083

This information is intended to be reviewed in conjunction with the company’s filings with the Securities and Exchange Commission.

VIASYSTEMS GROUP, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(dollars in thousands)

	September 30, 2014	December 31, 2013
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$74,954	$54,738
Accounts receivable, net	211,203	196,126
Inventories	134,806	122,182
Prepaid expenses and other	38,939	38,131

Total current assets	459,902	411,177
Property, plant and equipment, net	417,951	446,488
Goodwill and other noncurrent assets	257,445	260,752

Total assets	$1,135,298	$1,118,417

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current maturities of long-term debt	$21,161	$11,387
Accounts payable	163,695	203,122
Accrued and other liabilities	108,550	88,220

Total current liabilities	293,406	302,729
Long-term debt, less current maturities	613,487	561,508
Other non-current liabilities	41,959	41,592

Total liabilities	948,852	905,829

Total stockholders’ equity	186,446	212,588

Total liabilities and stockholders’ equity	$1,135,298	$1,118,417

This information is intended to be reviewed in conjunctions with the company’s filings with the Securities and Exchange Commission.

VIASYSTEMS GROUP, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in thousands)

(Unaudited)

	Nine Months Ended September 30,
	2014	2013
Net cash provided by operating activities	$1,560	$54,289

Cash flows from investing activities:
Capital expenditures	(44,825)	(65,179)
Proceeds from disposals of property and insurance claims	5,173	550

Net cash used in investing activities	(39,652)	(64,629)

Cash flows from financing activities:
Proceeds from issuance of 2019 Notes	53,500	—
Borrowings (repayments) under mortgages and credit facilities, net	8,725	(1,247)
Financing and other fees	(3,404)	—
Withholding related to stock awards, net of proceeds from stock options	(513)	(663)
Repayment of Senior Subordinated Convertible Notes due 2013	—	(895)

Net cash provided by (used in) financing activities	58,308	(2,805)

Net change in cash and cash equivalents	20,216	(13,145)

Beginning cash	54,738	74,816

Ending cash	$74,954	$61,671

This information is intended to be reviewed in conjunction with the company’s filings with the Securities and Exchange Commission.

VIASYSTEMS GROUP, INC. AND SUBSIDIARIES

SUPPLEMENTAL INFORMATION

NET SALES AND BALANCE SHEET STATISTICS

(dollars in millions)

(Unaudited)

	Three Months Ended
	September 30, 2014		June 30, 2014		September 30, 2013
Net external sales by segment
Printed Circuit Boards	$256.5	86%	$262.3	87%	$256.8	83%
Assembly	42.8	14%	38.6	13%	52.4	17%

	$299.3	100%	$300.9	100%	$309.2	100%

	Percentage of Net Sales			Net Sales Change
	Three Months Ended			Sequential: 3Q14 vs 2Q14	Year/Year: 3Q14 vs 3Q13
	September 30,	June 30,	September 30,
	2014	2014	2013
Net sales by end market
Automotive	33%	34%	31%	(2)%	4%
Industrial & Instrumentation	24%	23%	25%	5%	(9)%
Telecommunications	17%	18%	18%	(10)%	(9)%
Computer and Datacommunications	15%	13%	16%	13%	(7)%
Military and Aerospace	11%	12%	10%	(8)%	8%

	100%	100%	100%	(1)%	(3)%

	3Q14	2Q14	1Q14	4Q13	3Q13
Working capital metrics
Days’ sales outstanding	63.5	63.4	62.8	58.2	59.6
Inventory turns	7.1	7.2	7.6	8.0	8.4
Days’ payables outstanding	61.5	64.9	66.2	74.9	66.4
Cash cycle (days)	52.6	48.6	43.7	28.3	36.0

VIASYSTEMS GROUP, INC. AND SUBSIDIARIES

SUPPLEMENTAL INFORMATION

RECONCILIATION OF OPERATING INCOME

TO ADJUSTED EBITDA

(dollars in millions)

(Unaudited)

	Three Months Ended
	September 30, 2014	June 30, 2014	September 30, 2013
Operating (loss) income	$(1.1)	$9.6	$6.4
Add-back:
Depreciation and amortization	23.7	23.5	23.6
Non-cash stock compensation expense	1.5	2.0	2.4
Restructuring and impairment	6.8	0.1	0.3
Costs relating to acquisitions and equity registrations	5.0	—	0.2

Adjusted EBITDA	$35.9	$35.2	$32.9

VIASYSTEMS GROUP, INC. AND SUBSIDIARIES

SUPPLEMENTAL INFORMATION

RECONCILIATION OF DILUTED EARNINGS PER SHARE

TO ADJUSTED EARNINGS PER SHARE

(dollars in thousands, except per share amounts)

(Unaudited)

	Three Months Ended
	September 30, 2014	June 30, 2014	September 30, 2013
Net loss attributable to common stockholders (GAAP)	$(16,564)	$(3,859)	$(9,153)

Adjustments:
Non-cash stock compensation expense	1,524	1,977	2,430
Amortization	2,216	2,390	2,405
Costs related to acquisitions and equity registrations	5,025	—	193
Restructuring and impairment	6,794	68	347
Non-cash interest	(138)	(109)	—
Special income taxes	(91)	(416)	(113)
Income tax effects of adjustments	(18)	(38)	80

Adjusted net (loss) income attributable to common stockholders	$(1,252)	$13	$(3,811)

Diluted weighted average shares outstanding	20,290,384	20,463,520	20,171,083

Diluted loss per share (GAAP)	$(0.82)	$(0.19)	$(0.45)

Adjusted EPS	$(0.06)	$0.00	$(0.19)